UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )

PowerShares FTSE RAFI Financials Sector Portfolio

(Name of Issuer)

Exchange Traded Fund

(Title of Class of Securities)

73935X237

(CUSIP Number)

May 16, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 73935X237

1. NAME OF REPORTING PERSON

GNI Capital, Inc.
(filing on behalf of itself and the others named in this Schedule)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
a. ___
b. ___

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

South Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER
-0-

6. SHARED VOTING POWER
      35,000

7. SOLE DISPOSITIVE POWER
       -0-

8. SHARED DISPOSITIVE POWER
35,000

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.7%

12. TYPE OF REPORTING PERSON
IA

Item 1.

(a). Name of Issuer: PowerShares FTSE RAFI Financials Sector Portfolio

(b). Address of Issuer's Principal Executive Offices:

301 West Roosevelt Road
Wheaton, IL 60187

Item 2.

(a).-(c). Name, Principal Business Address, and Citizenship of Person Filing:

(1) GNI Capital, Inc. (“GNI”)
125 The Parkway, Suite 201
Greenville, SC 29615
Place of Organization: South Carolina

GNI is filing on behalf of itself and the following persons:

(2) Centillion Partners, Inc. ("Centillion")
125 The Parkway, Suite 201
Greenville, SC 29615
Place of Organization: South Carolina

(3) Philip H. Brice
125 The Parkway, Suite 201
Greenville, SC 29615
Citizenship: United States of America

(4) Kenneth J. Vilcheck
125 The Parkway, Suite 201
Greenville, SC 29615
Citizenship: United States of America

(5) Allen R. Gillespie
125 The Parkway, Suite 201
Greenville, SC 29615
Citizenship: United States of America

(6) Charles L. Norton
125 The Parkway, Suite 201
Greenville, SC 29615
Citizenship: United States of America

(7) Generation Wave Growth Fund (the “GWG Fund” or the “Fund”),
a series of USA MUTUALS, a Delaware business trust (the “Trust”)
700 N. Pearl Street, Suite 900
Dallas, TX 75201
Place of Organization: Delaware

(8) Mutuals Advisors, Inc. (“MAI”)
700 N. Pearl Street, Suite 900
Dallas, TX 75201
Place of Organization: Texas

(d). Title of Class of Securities: Exchange Traded Fund

(e). CUSIP Number: 73935X237

Item 3.

This statement is filed pursuant to Rule 13d-1 (b) or 13d-2(b) or (c). The persons on behalf of whom this filing is made are:

(1) GNI is an investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(2) Centillion is a parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G).

(3) Philip H. Brice is a parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G).

(4) Kenneth J. Vilcheck is a parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G).

(5) Allen R. Gillespie is a parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G).

(6) Charles L. Norton is a parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G).

(7) The GWG Fund is an investment company registered under Section 8 of the Investment Company Act of 1940.

(8) MAI is an investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 35,000
(b)	Percent of class: 11.7%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote -0-
(ii)	Shared power to vote or to direct the vote 35,000
(iii)	Sole power to dispose or to direct the disposition of -0-
(iv)	Shared power to dispose or to direct the disposition of 35,000

The GWG Fund is an investment company registered under the Investment Company Act of 1940. The Fund holds directly all of the shares to which this filing relates. The Fund and its shareholders have the right to receive all dividends from, and the proceeds from the sale of, such securities. Subject to the control of the Board of Trustees of the Trust, the Fund employs MAI as investment adviser to manage the investments of the Fund. Subject to the direction of the adviser and the Board of Trustees of the Trust, MAI has retained GNI to act as subadviser for the Fund. Under these arrangements, the Fund may be deemed to be a beneficial owner of the shares to which this filing relates.

MAI is a registered investment adviser and, in that capacity, has authority to manage the investments of the Fund. As a result of its role as adviser to the Fund, MAI might be deemed to be a beneficial owner of shares held by the Fund, including the shares to which this filing relates. However, MAI does not have the right to receive any dividends from, or the proceeds from the sale of, the securities to which this filing relates and disclaims any beneficial ownership associated with such rights.

GNI is a registered investment adviser and, in that capacity, provides day-to-day portfolio management services to the GWG Fund as subadviser. As a result of its role as subadviser to the Fund, GNI might be deemed to be a beneficial owner of shares held by the Fund, including the shares to which this filing relates. However, GNI does not have the right to receive any dividends from, or the proceeds from the sale of, the securities to which this filing relates and disclaims any beneficial ownership associated with such rights.

Centillion has a 100% direct ownership interest in GNI. Due to this ownership interest, Centillion might be deemed to be an indirect beneficial owner of shares of which GNI is deemed a beneficial owner as a result of its role as subadviser to the Fund. However, Centillion does not have the right to receive any dividends from, or the proceeds from the sale of, the securities to which this filing relates and disclaims any beneficial ownership associated with such rights.

Each of Messrs. Brice, Vilcheck, Gillespie and Norton is an officer, director and/or shareholder of Centillion and GNI and, as a result, might be deemed to be a control person of Centillion and/or GNI. Therefore, each of Messrs. Brice, Vilcheck, Gillespie and Norton might be deemed to be an indirect beneficial owner of shares of which GNI is deemed a beneficial owner as a result of its role as subadviser to the Fund. However, none of Messrs. Brice, Vilcheck, Gillespie and Norton has the right to receive any dividends from, or the proceeds from the sale of, the securities to which this filing relates and each disclaims any beneficial ownership associated with such rights.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

The GWG Fund is an investment company registered under the Investment Company Act of 1940 and holds directly all of the shares to which this filing relates. The Fund and its shareholders have the right to receive all dividends from, and the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Centillion and Messrs. Brice, Vilcheck, Gillespie and Norton have each filed this Schedule 13G as a parent holding company or control person pursuant to Rule 13d-1(b)(1)(ii)(G) as indicated under Item 3. The identity of the subsidiary that might be deemed to have beneficial ownership of the shares being reported on by such persons is GNI. GNI is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as referenced in Rule 13d-1(b)(1)(ii)(E).

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GNI CAPITAL, INC.

By /s/ Allen R. Gillespie	______/2007
Allen R. Gillespie, President	Date

EXHIBIT A
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing by GNI Capital, Inc., on behalf of each of them of this Schedule 13G (including any amendments thereto) with respect to shares of the Exchange Traded Fund known as PowerShares FTSE RAFI Financials Sector Portfolio and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the ____ day of ___________________________, 2007.

GNI CAPITAL, INC.

By /s/ Allen R. Gillespie
Allen R. Gillespie, President

CENTILLION PARTNERS, INC.

By /s/ Philip H. Brice
Philip H. Brice, President

/s/ Philip H. Brice
____________________________________
Philip H. Brice

/s/ Kenneth J. Vilcheck
____________________________________
Kenneth J. Vilcheck

/s/ Allen R. Gillespie
____________________________________
Allen R. Gillespie

/s/ Charles L. Norton
____________________________________
Charles L. Norton

USA MUTUALS, a Delaware business trust,
by and on behalf of the Generation Wave Growth Fund

By /s/ Laurie P. Roberts
Laurie P. Roberts, President and Treasurer

MUTUALS ADVISORS, INC.

By /s/ David E. Scott
David E. Scott, Chief Compliance Officer